UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Jernigan Capital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

476405105

(CUSIP Number)

H. Michael Schwartz

Chief Executive Officer

Strategic Storage Growth Trust II, Inc.

10 Terrace Road

Ladera Ranch, California 92694

(949) 637-1597

With a copy to:

Michael K. Rafter, Esq.

Erin Reeves McGinnis, Esq.

Nelson Mullins Riley & Scarborough LLP

201 17th Street NW, Suite 1700

Atlanta, Georgia 30363

(404) 322-6627

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SS Growth Operating Partnership II, L.P. 83-1904374
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 1,466,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,466,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,466,214
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person PN

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Strategic Storage Growth Trust II, Inc. 83-1893371
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 1,466,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,466,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,466,214
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person CO

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SS Growth Advisor II, LLC 83-1933590
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 1,466,214 (See Item 6)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,466,214 (See Item 6)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,466,214 (See Item 6)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person OO

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SmartStop REIT Advisors, LLC 84-2447249
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 1,466,214 (See Item 6)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,466,214 (See Item 6)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,466,214 (See Item 6)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person HC

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SmartStop TRS, Inc. 46-1746121
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 1,466,214 (See Item 6)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,466,214 (See Item 6)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,466,214 (See Item 6)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person CO

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SmartStop OP, L.P. 46-1733955
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 1,466,214 (See Item 6)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,466,214 (See Item 6)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,466,214 (See Item 6)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person PN

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SmartStop Self Storage REIT, Inc. 46-1722812
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 1,466,214 (See Item 6)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,466,214 (See Item 6)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,466,214 (See Item 6)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person CO

CUSIP No. 476405105

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock (the “Common Stock”), $0.01 par value per share, of Jernigan Capital, Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive office is located at 6410 Poplar Avenue, Suite 650, Memphis, Tennessee 38119.

Item 2.	Identity and Background

(a)     This statement on Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Act on behalf of:

(i)	SS Growth Operating Partnership II, L.P., the operating partnership of the Company (as defined below) and a Delaware limited partnership (the “Operating Partnership”);

(ii)	Strategic Storage Growth Trust II, Inc., a Maryland corporation (the “Company”);

(iii)	SS Growth Advisor II, LLC, the Company’s advisor and a Delaware limited liability company (the “Advisor”);

(iv)	SmartStop REIT Advisors, LLC, a Delaware limited liability company (“SmartStop REIT Advisors”);

(v)	SmartStop TRS, Inc., a Delaware corporation (“SmartStop TRS”);

(vi)	SmartStop OP, L.P., a Delaware limited partnership (“SmartStop OP”); and

(vii)

SmartStop Self Storage REIT, Inc., a Maryland corporation (“SmartStop REIT,” and, together with the Operating Partnership, the Company, the Advisor, SmartStop REIT Advisors, SmartStop TRS, and SmartStop OP, the “Reporting Persons”).

The Company is the general partner of the Operating Partnership. SmartStop REIT Advisors is the sole member and manager of the Advisor. SmartStop TRS is the sole member and manager of SmartStop REIT Advisors. SmartStop TRS is wholly owned by SmartStop OP. SmartStop REIT is the general partner of SmartStop OP.

Set forth on Annex A hereto is the name and present principal business, occupation, or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of the Company, SmartStop TRS, and SmartStop REIT. To the best of the Reporting Persons’ knowledge, except as set forth herein, none of the persons listed on Annex A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(b)     The business address of the Reporting Persons is 10 Terrace Road, Ladera Ranch, California 92694.

(c)     The Company is engaged in the business of investing in growth self storage assets and other real estate-related assets. The Operating Partnership is a subsidiary of the Company that was formed for the purpose of serving as the operating partnership of the Company to hold its investments. The Advisor is engaged in the business of acting as the external advisor to the Company. SmartStop REIT Advisors is a holding company through which SmartStop TRS owns and operates the Advisor. SmartStop TRS is a taxable REIT subsidiary formed by SmartStop REIT to provide certain additional products and services to the tenants and customers of SmartStop REIT. SmartStop OP serves as the operating partnership of SmartStop REIT. SmartStop REIT is engaged in the business of investing in stabilized and growth self storage assets and other real estate-related assets.

CUSIP No. 476405105

(d) – (e)    During the last five years, neither the Reporting Persons, nor any person listed on Annex A have: (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The citizenship of the individuals listed on Annex A is set forth on Annex A.

Item 3.	Source and Amount of Funds or Other Consideration

A total of $26,960,778 was paid to acquire the shares of Common Stock reported as beneficially owned herein by the Reporting Persons. The purchase of the shares of Common Stock was funded from the Company’s cash flow from operations and proceeds from the Company’s private offering.

Item 4.	Purpose of Transaction.

The Reporting Persons originally acquired beneficial ownership of the shares of Common Stock to which this statement on Schedule 13D relates for general investment purposes. At the prices at which the securities were acquired, the Reporting Persons considered the shares of Common Stock to be undervalued and an attractive investment opportunity on the basis of the Issuer’s real estate investments and financial position.

Due to the novel coronavirus (COVID-19) pandemic and the attendant market volatility that has existed over the last several weeks, including with respect to the Issuer’s Common Stock, the Reporting Persons have become more focused on the investment in the Issuer’s Common Stock, and steps that can be taken to ensure protection of that investment. Accordingly, the Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management’s performance and its prospects. The Reporting Persons may pursue discussions with the Issuer’s management, members of the Issuer’s Board of Directors, other significant stockholders and others regarding the Issuer’s business, strategy and future plans and alternatives that the Issuer could employ to maximize stockholder value. These alternatives could include an extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation).

Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, investment characteristics of the real estate portfolios of the Reporting Persons, tax considerations, market conditions, and general economic and industry conditions, the Reporting Persons may take such actions with respect to the investment in the Issuer’s Common Stock as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this statement on Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, purchase additional shares of the Common Stock or other financial instruments related to the Issuer, sell some or all of their beneficial or economic holdings related to the Issuer, or engage in hedging or similar transactions with respect to the securities relating to the Issuer.

Except as set forth in this statement on Schedule 13D, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals listed in Item 2 above, have no present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D.

CUSIP No. 476405105

Item 5.	Interest in Securities of the Issuer.

(a)     The Operating Partnership directly owns 1,466,214 shares of Common Stock, representing 6.3% of the outstanding shares of Common Stock. The percentage used in this statement on Schedule 13D is calculated based upon 23,273,785 shares of Common Stock outstanding as of February 26, 2020 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019, filed by the Issuer with the U.S. Securities and Exchange Commission on February 27, 2020. The Advisor, SmartStop REIT Advisors, SmartStop TRS, SmartStop OP, and SmartStop REIT may each be deemed to be beneficial owners of the shares of Common Stock owned directly by the Operating Partnership; the Advisor, SmartStop REIT Advisors, SmartStop TRS, SmartStop OP, and SmartStop REIT hereby disclaim beneficial ownership of the shares of the Common Stock. See Note 6.

(b)     The Company, as the general partner of the Operating Partnership, has the sole power to vote, or to direct the vote of, and the sole power to dispose of, or to direct the disposition of, the 1,466,214 shares of the Common Stock.

(c)     Of the 1,466,214 shares of the Issuer’s Common Stock owned by the Reporting Persons, 391,214 shares were acquired through the following open market purchases within the sixty (60) days prior to the filing of this Schedule 13D:

Date	Number of Shares of Common Stock	Average Price per Share of Common Stock	Aggregate Purchase Price
March 2, 2020	51,831	$18.33	$950,154
March 3, 2020	14,383	$19.11	$274,809
March 13, 2020	100,000	$14.26	$1,425,984
March 16, 2020	100,000	$13.64	$1,363,883
March 17, 2020	19,321	$13.25	$256,005
March 18, 2020	80,679	$12.45	$1,004,815
March 19, 2020	25,000	$12.00	$300,000

Except as set forth in this Item 5(c), no other person named in Item 2 has engaged in any transaction during the past 60 days in shares of the Common Stock.

(d)     To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates, or stockholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock acquired.

(e)     Not Applicable.

CUSIP No. 476405105

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in items 1, 7 through 11, and 13 on the preceding cover pages (pgs. 2 through 8) of this statement on Schedule 13D is hereby incorporated by reference. The Operating Partnership directly owns the shares of the Common Stock to which this statement on Schedule 13D relates, which the Operating Partnership acquired through a series of open market purchases. The advisory agreement, by and among the Company, the Operating Partnership, and the Advisor, which grants the Advisor the power to direct the day-to-day management, operation, and policies of the Company, could result in the Advisor, SmartStop REIT Advisors, SmartStop TRS, SmartStop OP, and SmartStop REIT each being deemed to be beneficial owners of the shares of the Common Stock owned directly by the Operating Partnership. The Advisor, SmartStop REIT Advisors, SmartStop TRS, SmartStop OP, and SmartStop REIT hereby disclaim beneficial ownership of the shares of the Common Stock. The power to direct the day-to-day management, operation, and policies of the Company is vested in the Advisor, including the authority to locate, analyze, and select potential investments for the Company, as well as negotiate and execute investments and other transactions approved by the board of directors of the Company.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No. 1.    Agreement of Joint Filing dated April 27, 2020, by and among the Reporting Persons

CUSIP No. 476405105

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 27, 2020

SS GROWTH OPERATING PARTNERSHIP II, L.P.	SMARTSTOP TRS, INC.

By: Strategic Storage Growth Trust II, Inc., its General Partner	/s/ H. Michael Schwartz
H. Michael Schwartz
Executive Chairman
/s/ H. Michael Schwartz
H. Michael Schwartz	SMARTSTOP OP, L.P.
Chief Executive Officer

By: SmartStop Self Storage REIT, Inc.
STRATEGIC STORAGE GROWTH TRUST II, INC.	its General Partner

/s/ H. Michael Schwartz
/s/ H. Michael Schwartz	H. Michael Schwartz
H. Michael Schwartz	Executive Chairman
Chief Executive Officer

SS GROWTH ADVISOR II, LLC	SMARTSTOP SELF STORAGE REIT, INC.

/s/ H. Michael Schwartz
/s/ H. Michael Schwartz	H. Michael Schwartz
H. Michael Schwartz	Executive Chairman
Executive Chairman

SMARTSTOP REIT ADVISORS, LLC

/s/ H. Michael Schwartz
H. Michael Schwartz
Executive Chairman

CUSIP No. 476405105

ANNEX A

Directors and Officers of Strategic Storage Growth Trust II, Inc.

Name and Position	Principal Occupation	Business Address	Citizenship
H. Michael Schwartz, Chairman of the Board of Directors and Chief Executive Officer	Executive Chairman of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Michael S. McClure, Member of the Board of Directors and President	Chief Executive Officer of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Matt F. Lopez, Chief Financial Officer	Chief Financial Officer and Treasurer of Strategic Storage Growth Trust II, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Wayne Johnson, Chief Investment Officer	President and Chief Investment Officer of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Nicholas M. Look, Secretary	General Counsel and Secretary of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Directors and Officers of SmartStop TRS, Inc.

Name and Position	Principal Occupation	Business Address	Citizenship
H. Michael Schwartz, Sole Director and Executive Chairman	Executive Chairman of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Michael S. McClure, Chief Executive Officer	Chief Executive Officer of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Wayne Johnson, President and Chief Investment Officer	President and Chief Investment Officer of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

James R. Barry, Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Joseph H. Robinson, Chief Operations Officer	Chief Operations Officer of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Michael O. Terjung, Chief Accounting Officer	Chief Accounting Officer of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Nicholas M. Look, General Counsel and Secretary	General Counsel and Secretary of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Gerald Valle, Senior Vice President, Self Storage Operations	Senior Vice President, Self Storage Operations of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

CUSIP No. 476405105

Directors and Officers of SmartStop Self Storage REIT, Inc.

Name and Position	Principal Occupation	Business Address	Citizenship
H. Michael Schwartz, Chairman of the Board of Directors and Executive Chairman	Executive Chairman of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Michael S. McClure, Chief Executive Officer	Chief Executive Officer of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Wayne Johnson, President and Chief Investment Officer	President and Chief Investment Officer of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

James R. Barry, Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Joseph H. Robinson, Chief Operations Officer	Chief Operations Officer of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Michael O. Terjung, Chief Accounting Officer	Chief Accounting Officer of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Nicholas M. Look, General Counsel and Secretary	General Counsel and Secretary of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Gerald Valle, Senior Vice President, Self Storage Operations	Senior Vice President, Self Storage Operations of SmartStop Self Storage REIT, Inc.	10 Terrace Road Ladera Ranch, CA 92694	United States

Paula M. Mathews, Director	Executive Secretary of SmartStop Asset Management, LLC	10 Terrace Road Ladera Ranch, CA 92694	United States

Timothy S. Morris, Director	Director of Finance and Operations of the English-Speaking Union	10 Terrace Road Ladera Ranch, CA 92694	United States

David J. Mueller, Director	Managing Partner of David J. Mueller, CPA	10 Terrace Road Ladera Ranch, CA 92694	United States

Harold “Skip” Perry, Director	Executive Managing Director of Real Globe Advisors, LLC	10 Terrace Road Ladera Ranch, CA 92694	United States

CUSIP No. 476405105

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of common stock, $0.01 par value per share, of Jernigan Capital, Inc., a Maryland corporation. This Joint Filing Agreement shall be filed as an exhibit to such Statement.

Dated: April 27, 2020

SS GROWTH OPERATING PARTNERSHIP II, L.P	SMARTSTOP TRS, INC.

By: Strategic Storage Growth Trust II, Inc., its General Partner	/s/ H. Michael Schwartz
H. Michael Schwartz Executive Chairman

/s/ H. Michael Schwartz	SMARTSTOP OP, L.P.
H. Michael Schwartz Chief Executive Officer	By: SmartStop Self Storage REIT, Inc. its General Partner

STRATEGIC STORAGE GROWTH TRUST II, INC.	/s/ H. Michael Schwartz H. Michael Schwartz Executive Chairman
/s/ H. Michael Schwartz
H. Michael Schwartz Chief Executive Officer	SMARTSTOP SELF STORAGE REIT, INC.

SS GROWTH ADVISOR II, LLC	/s/ H. Michael Schwartz
H. Michael Schwartz
/s/ H. Michael Schwartz	Executive Chairman
H. Michael Schwartz
Executive Chairman

SMARTSTOP REIT ADVISORS, LLC

/s/ H. Michael Schwartz
H. Michael Schwartz Executive Chairman